OMV Aktiengesellschaft

OMV Investor News

November 26, 2007

OMV strengthens position in Libya

- **OMV signed an agreement with the Libyan Oil Corporation (NOC) revising and upgrading several of its existing petroleum contracts to the newly established EPSA IV contractual frame work that has been used lately in the Libyan oil industry**
- **The new agreement's duration will be 30 years and will enable OMV and Occidental Petroleum to design and implement jointly with the Libya NOC some major fields redevelopments and exploration programs for the jointly owned producing fields in the prolific Sirte Basin.**
- **Planned investments of about USD 5 billion (OMV share: 12.5%) over the next 5 years for the redevelopment of producing oil fields and the expansion of exploration activities in the Sirte Basin**
- **Long-term growth secured in Libya**

OMV, Central Europe's leading oil and gas group, as part of an international consortium signed an Agreement with Libya's National Oil Corporation (NOC) revising and upgrading several of its existing petroleum contracts to the newly established EPSA IV contractual frame work. The planned investments over the next five years amount to approximately USD 5 billion (OMV share: 12.5%) and are aiming at securing and substantially increasing oil production in these areas over the next 30 years. The investments are required to implement new technologies for increasing the recovery rate of existing oil fields and for additional exploration activities. With this step, OMV further strengthens its position in Libya, the most important country of its North African E&P core region.

Helmut Langanger, OMV Executive Board member responsible for Exploration and Production, stated: "OMV has been active in Libya since 1975, with production since 1985. Due to our in-depth knowledge of the potential and the conditions of this region, we will participate substantially in the redevelopment of the existing oil fields, as well as in new exploration activities. This Agreement is an important step in strengthening our position in Libya, where we continue to grow further."

The new Agreement was signed by the Libyan National Oil Corporation (NOC) and Occidental Petroleum (OXY) and OMV, as partners in the international consortium. OXY and OMV will collectively - in a ratio of 75/25 - contribute 50% of the development capital and NOC will

contribute the remaining 50%. The signed agreement also provides a transfer of the agreements currently regulating the production entitlement in these oil fields, parts of which are more than 40 years old, into modern EPSA IV contracts corresponding to the new standards in Libya. Depending on the specific field the international consortium will receive 10 or 12% of the gross production on an after-tax basis. Both - OMV and OXY - have many years of success and outstanding know-how in the areas of production optimisation of mature oil fields. The companies intend to increase production from these fields from currently around 100,000 bbl/d to approx. 300,000 bbl/d. The new contract also provides for a USD 1 billion signature bonus payable over three years reflecting the long-term participation in big oil fields and the access to high-quality oil reserves.

Balanced international E&P portfolio

OMV holds a balanced international E&P portfolio in 20 countries structured around six core regions, namely CEE, North Africa, Northwestern Europe, the Middle East, Australia/New Zealand and Russia/Caspian region. OMV's daily production volume is approximately 320,000 boe/d, and the Company's reserves at the end of 2006 are approximately 1.3 billion boe.

Notes to editors:


Mediterranean Sea
TUNISIA
TRIPOLI
Benghazi
NC-201
NC-202
Ghadamis
NC-29B,C
C-51
C-103
NC-163
C-102
NC-74A,B
NC-74F
NC-199
EGYPT
ALGERIA
NC-186
Sabha
LIBYA
NC-115
NC-200
NC-187
NC-203
Re-Development Areas
OMV Concession Areas
NIGER
CHAD
NC-204
Kilometers

OMV in Libya

OMV made a major step in Libya in 1985, when it acquired 25% of Occidental Petroleum's producing assets. Since then OMV has considerably expanded its E&P operations by entering into an agreement in 1994 with NOC, Repsol and Total of France for the development and production of the giant Sharara field, which produces around 200,000 barrels oil per day (bbl/d). In 1997 NC 186 and NC 187 were acquired. So far, there have been eight discoveries in NC 186, four of which are on production. In 2003 OMV and Repsol were awarded Exploration Package 1 encompassing 6 blocks with a total size of approx. 70,000 km². OMV's current production in Libya amounts to approx. 34,000 bbl/d.

Move & More. OMV

Background information:

OMV Aktiengesellschaft

With Group sales of EUR 18.97 billion and a workforce of 40,993 employees in 2006, as well as market capitalization of approximately EUR 14 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries. In Exploration and Production (E&P) OMV is active in 19 countries in six core regions. OMV sells more than 14 bcm gas a year. OMV's Austrian gas hub Baumgarten annually transports approximately 47 bcm of gas. OMV's Central European Gas Hub is amongst the three largest hubs in Europe. OMV holds a 36% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and approx. 20% of the Hungarian company MOL. OMV further strengthened its leading position in the European growth belt through the acquisition in 2006 of 34% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Next result announcement: January – December and Q4 2007 on February 26, 2008

Move & More. OMV

Report January – September and Q3 2007

including interim financial statements as of September 30, 2007

November 15, 2007
6:30 am (GMT), 7:30 am (CET)

Record result in Q3/07 with strong growth in all businesses

SUPPL

Q2/07	Q3/07	Q3/06	Δ%	in EUR mn	9m/07	9m/06	Δ%	2006
562	619	505	23	EBIT	1,693	1,667	2	2,061
584	625	542	15	Clean EBIT	1,689	1,696	0	2,257
411	517	369	40	Net income after minorities	1,261	1,088	16	1,383
435	489	401	22	Clean net income after minorities	1,241	1,111	12	1,521
1.38	1.73	1.24	40	EPS in EUR	4.22	3.65	16	4.64
1.46	1.64	1.35	22	Clean EPS in EUR	4.16	3.72	12	5.10
455	443	662	(33)	Cash flow from operations	1,569	1,732	(9)	2,027
–	–	–	n.a.	Dividend per share in EUR	–	–	n.a.	1.05

- **Clean net income after minorities of EUR 489 mn, up 22% against Q3/06; strong contribution from Borealis and Petrol Ofisi and lower effective tax rate of 16%; clean EPS after minorities of EUR 1.64, up 22%; reported EPS up 40% to EUR 1.73**
- **Clean EBIT for Q3/07 of EUR 625 mn up 15% versus Q3/06; Petrom contributed EUR 180 mn**
- **In Q4/07 we expect oil prices to remain high, while the USD is likely to be weak; refining margins will remain volatile**

Wolfgang Ruttenstorfer, CEO of OMV

"In Q3/07 the economic environment was mixed, nevertheless OMV achieved strong earnings growth in all business segments. Moreover a high contribution from Borealis and Petrol Ofisi led to a 22% increase in clean net income in Q3/07. This result represents a record in the Group's history. An important milestone was the acquisition of the oil service business of the Romanian service company Petromservice, as its integration into Petrom will support two strategic upstream targets: The stabilization of oil and gas production and the reduction of production costs. In addition, we are encouraged by new exploration successes in Romania. While we continue to deliver restructuring benefits at Petrom we also evaluate further options to secure long-term value growth for the Group. We consider the combination of OMV and MOL a unique opportunity which would generate a high level of synergies and value for the shareholders of both companies. The Board would be prepared to make an offer to MOL's shareholders of HUF 32,000 per share after technical impediments, namely the 10% voting restriction in MOL's Articles of Association and MOL management's effective control of shares in MOL, are removed."

Content

2| **Directors' report**
2| Financial highlights
3| Significant events
3| Outlook
4| At a glance
5| **Business segments**
5| Exploration and Production
7| Refining and Marketing
9| Gas
11| **Group interim financial statements and notes** (unaudited)
12| Income statement
14| Balance sheet, CAPEX and gearing
16| Cash flows
17| Changes in stockholders' equity
18| Primary segment reporting
19| Other notes
20| **Declaration of the management**
21| **Further information**

Move & More. OMV

Financial highlights

Third quarter 2007 (Q3/07)

In Q3/07, OMV experienced a favorable crude price environment. The Brent price continued to rise, exceeding last year's high level, but the weaker USD burdened the upstream business. Refining margins fell significantly compared to Q3/06. The **Group's EBIT** of EUR 619 mn was 23% above the level of Q3/06. The EBIT contribution of **Petrom** was EUR 200 mn. **Net income from associated companies** increased significantly reflecting the high contribution from Borealis, as well as the good result from the Turkish marketing company, Petrol Ofisi. **Net income after minorities** of EUR 517 mn was 40% above last year's level. **Clean EBIT** rose by 15% to EUR 625 mn after excluding mainly net special charges from personnel-related costs and unscheduled depreciations which were almost fully compensated by the release of provisions for environmental obligations in Romania. **Petrom's** clean EBIT contribution stood at EUR 180 mn. **Clean net income after minorities** was EUR 489 mn and **clean EPS after minorities** was EUR 1.64, up 22% on Q3/06.

In **Exploration and Production (E&P)**, clean EBIT increased by 9% compared to Q3/06, reflecting the favorable oil price environment despite the negative impact of the USD and RON exchange rates. The Group's oil and gas production amounted to 317,000 boe/d, exceeding Q3/06. Lower production in Romania and shortfalls in the UK were compensated by higher volumes in New Zealand, Libya and Yemen.

In **Refining and Marketing (R&M)**, clean EBIT was EUR 98 mn compared to EUR 75 mn in Q3/06. The negative impact of weak refining margins was more than offset by positive inventory effects and a strong Marketing business.

In **Gas**, clean EBIT was boosted, up 98%, mainly by the full consolidation and strong contribution of EconGas (not included in Q3/06) and the strong logistics business, where in addition to the good storage business, increased transport capacity sold improved the result.

January – September 2007 (9m/07)

Oil prices in the first nine months of 2007 were slightly higher than in the same period last year. Overall, the Group generated another strong financial performance, with EBIT exceeding 9m/06 and net income, boosted by equity income, above last year's level. The **Group's EBIT** of EUR 1,693 mn was 2% above the level of 9m/06; the EBIT contribution of **Petrom** amounted to EUR 506 mn. **Net income from associated companies** doubled reflecting the good performance of Borealis and the inclusion of the stake in Petrol Ofisi. **Net income after minorities** of EUR 1,261 mn was 16% above last year's level. **Clean EBIT** was broadly at last year's level, at EUR 1,689 mn after excluding exceptional income mainly from the disposal of drilling rigs by Petrom – identified as non-core assets, special income from the reversal of impairments from the oil and gas field in Kazakhstan and the release of environmental provisions in Romania as well as exceptional charges relating to asset write-offs and restructuring. **Petrom's** clean EBIT contribution thus stood at EUR 471 mn. **Clean net income after minorities** was EUR 1,241 mn and **clean EPS** after minorities was EUR 4.16, 12% above 9m/06.

In **Exploration and Production**, clean EBIT declined by 11% mainly reflecting lower volumes and the negative currency impact at Petrom, which could not be compensated by higher volumes in New Zealand and Libya. The Group's oil and gas production therefore stood at 320,000 boe/d just 1% below last year.

In **Refining and Marketing**, clean EBIT increased by 30%, reflecting an overall stronger margin environment in bulk refining and petrochemicals (especially in Q1/07) as well as the progress in Marketing.

In **Gas**, clean EBIT almost doubled mainly due to the full consolidation of EconGas (not included in 9m/06) and the significant contribution from the logistics business which was supported by increased storage utilization and higher transport capacities sold.

Significant events in Q3/07

In July, OMV was awarded three new exploration licenses in New Zealand. The three blocks are located in the Great South Basin on the south coast of New Zealand and cover a total area of almost 49,000 km². In the UK, testing the Rosebank appraisal well situated in the Faroe-Shetland Channel has been successfully completed.

On August 8, OMV and its core shareholder, International Petroleum Investment Company (IPIC), incorporated their respective shares of AMI Agrolinz Melamine into Borealis. This ownership consolidation of the chemical activities entailed a change in the ownership structure of Borealis: IPIC now holds 64% (versus 65%) and OMV 36% (versus 35%).

In the E&P segment, four new offshore exploration licenses, located in the Carnarvon Basin of the northwest coast of Western Australia, were obtained on August 13, covering a combined area of some 37,000 km².

In September, Petrom reported new on- and offshore exploration successes in Romania. The most important one of these, Delta 4, is the first successful offshore exploration in eight years. Additionally, on September 18, Petrom announced the acquisition of the oil services business of Petromservice for EUR 328.5 mn. Its integration into Petrom will support two strategic objectives of the E&P division: the stabilization of oil and gas production volumes and the reduction of production costs.

On September 25, OMV which currently holds 20.2% in MOL, reaffirmed its interest in combining OMV and MOL. This combination presents a unique strategic opportunity to create one of Europe's leading integrated oil and gas companies, with a focus on the fast growing regions of Central and Eastern Europe. The Board of OMV would be prepared to make an offer of HUF 32,000 per share to MOL's shareholders after technical impediments, namely the 10% voting restriction in MOL's Articles of Association and MOL management's effective control of shares in MOL, are removed.

Outlook 2007

The main market drivers are expected to remain volatile through the remainder of 2007. We anticipate average **crude prices** remaining at high levels, with considerable short-term fluctuations. We expect **refining margins** at a slightly higher level than in 2006. The spread between Brent and Urals prices is expected to narrow slightly. Regarding the **USD exchange rate**, we expect the dollar to remain weak in comparison to last year. The **Romanian Leu (RON)** is likely to be stronger than in 2006.

In **E&P**, we expect slightly lower production volumes than in 2006. The decrease of production in Romania due to natural decline and the shut-in of uneconomic wells will not quite be offset by the start-up of oil production in Yemen and the new gas field Pohokura in New Zealand. The shut-down of the CATS pipeline in the UK, after being damaged by a ship's anchoring operations in Q3/07, adversely affected OMV's UK production volumes. The investment focus for the rest of 2007 lies on the development of the Strasshof (Austria) gas field and the oil fields Maari (New Zealand), Komsomolskoe (Kazakhstan) and Habban (Yemen). Efforts to complete the Pohokura (New Zealand) gas field development and on the oil discoveries in Libya are ongoing. In Romania, substantial investments in the modernization of production facilities to significantly enhance production efficiency and reduce production costs are continuing. Due to the weakness of the USD against most relevant currencies, production and lifting costs in USD/boe terms will increase.

In the **R&M** segment, two further major refinery shut-downs are scheduled for Q4/07: the planned shut-down of Petrobrazi (originally scheduled for Q1/08) will be brought forward. In addition the complete site at Burghausen will be shut down for six weeks. In the course of this planned maintenance, the expanded cracker and a new metathesis plant will be put into operation. Additional propylene will be delivered to Borealis, feeding the new Borstar polypropylene plant coming on-stream at the same time. The Group's total utilization rate in 2007 will be below last year's level due to the shut-downs in Q2 and Q4. We expect refining margins for the rest of the year to be similar to Q3/07. The focus of investment in the refineries in 2007 is the modernization of the Petrobrazi refinery, the completion of the cracker extension in Burghausen and the start of the construction of a thermal cracker in Schwechat. The latter aims to use more heavy crude and at the same time to reduce the amount of heavy fuel oil in the product slate. At Bayernoil, an extensive restructuring program is being prepared, which will lead to the closure of the site in Ingolstadt in order to implement an improved plant configuration and to secure the refinery location on a long-term basis. Furthermore the construction of the ethylene pipeline in southern Germany was started. Due to the continuing expansion of the retail network in the European growth markets and the modernization of Petrom's filling stations, sales volumes in retail should increase.

In the **Gas** segment, the pace of internationalization will be pursued in 2007. The beginning of the winter season as well as the business development to date in the two subsidiaries, EconGas and Petrom, should further strengthen the marketing and trading results. In addition to direct sales, the focus is set on the expansion of international trading activities to substantially improve the operating performance. Furthermore, the market footprint of EconGas has been strengthened through subsidiaries in Germany, Italy, and since Q1/07, also in Hungary. In Petrom, we aim to expand the existing customer base. In logistics, OMV's significance as the most important turntable in Central Europe is further increased by the extension of transit pipelines, the fast growth of the gas hub in Baumgarten and the planned storage projects. The Nabucco project aims to provide an alternative natural gas transport route to Europe and enable gas supplies from the Caspian Region, the Middle East, Egypt and Russia. The project is currently in the development phase, during which all technical, legal, commercial and financial issues are being investigated. Prerequisites for an open season on transport capacity are under preparation. Austria's Energy Control Commission granted an exemption to the project and we still expect approval from the other regulatory authorities in Q4/07. The final investment decision is expected in 2008. The feasibility study for the Adria LNG project is ongoing. In October, a new company for the further development and realization of the project was established in Croatia. The tender for a lump-sum turn key contract for the gas fired power plant in Romania has been successfully launched. Bids are expected by the end of November 2007 and the signing is scheduled for Q1/08.

In 2007, **CAPEX** will exceed EUR 2 bn. Major acquisitions, such as for example the increase of our stake in MOL, are not included in this figure.

At a glance

Q2/07	Q3/07	Q3/06	Δ%	in EUR mn	9m/07	9m/06	Δ%	2006
4,581	5,139	4,870	6	Sales [1]	14,314	13,814	4	18,970
442	508	421	21	EBIT E&P	1,371	1,484	(8)	1,908
94	81	72	12	EBIT R&M	203	165	23	121
42	45	25	82	EBIT Gas	166	86	94	135
(16)	(15)	(13)	20	EBIT Corporate	(48)	(68)	(30)	(103)
562	**619**	**505**	**23**	**EBIT Group**	**1,693**	**1,667**	**2**	**2,061**
448	492	453	9	Clean EBIT E&P [2]	1,330	1,490	(11)	1,974
107	98	75	30	Clean EBIT R&M [2]	234	179	30	219
42	50	25	98	Clean EBIT Gas [2]	171	86	99	135
(14)	(15)	(12)	32	Clean EBIT Corporate [2]	(46)	(60)	(23)	(71)
584	**625**	**542**	**15**	**Clean EBIT [2]**	**1,689**	**1,696**	**0**	**2,257**
628	725	544	33	Income from ordinary activities	1,898	1,712	11	2,156
481	608	433	40	Net income	1,489	1,337	11	1,658
411	517	369	40	Net income after minorities	1,261	1,088	16	1,383
435	489	401	22	Clean net income after minorities [2]	1,241	1,111	12	1,521
1.38	1.73	1.24	40	EPS in EUR	4.22	3.65	16	4.64
1.46	1.64	1.35	22	Clean EPS in EUR [2]	4.16	3.72	12	5.10
455	443	662	(33)	Cash flow from operating activities	1,569	1,732	(9)	2,027
1.52	1.48	2.22	(33)	Cash flow per share (CFPS) in EUR	5.25	5.81	(10)	6.80
1,823	2,217	426	420	Net debt/(Net cash)	2,217	426	420	630
18	21	5	316	Gearing in %	21	5	316	7
1,561	942	281	235	Capital expenditures	3,031	1,931	57	2,518
–	–	–	n.a.	Dividend per share in EUR	–	–	n.a.	1.05
–	–	–	n.a.	ROfA (%)	27	31	(12)	27
–	–	–	n.a.	ROACE (%)	17	21	(18)	18
–	–	–	n.a.	ROE (%)	20	22	(9)	20
37,910	35,926	44,319	(19)	OMV employees	35,926	44,319	(19)	40,993
32,557	30,472	39,043	(22)	thereof Petrom	30,472	39,043	(22)	35,813

[1] Sales excluding petroleum excise tax

[2] Adjusted for exceptional, non-recurring items

Exploration and Production (E&P)

Q2/07	Q3/07	Q3/06	Δ%	in EUR mn	9m/07	9m/06	Δ%	2006
987	1,076	1,062	1	Segment sales	2,955	2,985	(1)	3,968
442	508	421	21	EBIT	1,371	1,484	(8)	1,908
(7)	16	(32)	n.m.	Special items	41	(6)	n.m.	(66)
448	492	453	9	Clean EBIT	1,330	1,490	(11)	1,974

Q2/07	Q3/07	Q3/06	Δ%	Key performance indicators	9m/07	9m/06	Δ%	2006
29.3	29.2	28.5	2	Total hydrocarbon production in mn boe	87.5	88.2	(1)	118.4
322,000	317,000	310,000	2	Total hydrocarbon production in boe/d	320,000	323,000	(1)	324,000
14.9	15.1	15.2	(1)	Crude oil and NGL production in mn bbl	44.4	46.1	(4)	61.6
80.7	79.1	74.4	6	Natural gas production in bcf	241.2	235.0	3	317.6
68.75	74.75	69.60	7	Average Brent price in USD/bbl	67.22	66.96	0	65.14
62.20	68.04	61.84	10	Average realized crude price in USD/bbl	60.84	59.38	2	58.07
52.10	83.37	48.07	73	Exploration expenditure in EUR mn	173.94	122.74	42	200.48
39.84	50.99	37.66	35	Exploration expenses in EUR mn	108.17	85.47	27	170.91
12.82	13.51	11.71	15	OPEX in USD/boe	12.84	11.09	16	11.15

Thereof Petrom (included above)

Q2/07	Q3/07	Q3/06	Δ%	in EUR mn	9m/07	9m/06	Δ%	2006
198	232	221	5	EBIT	621	776	(20)	972
0	38	(5)	n.m.	Special items	56	19	197	(49)
198	194	226	(14)	Clean EBIT	565	757	(25)	1,020

Q2/07	Q3/07	Q3/06	Δ%	Key performance indicators	9m/07	9m/06	Δ%	2006
196,000	195,000	197,000	(1)	Total hydrocarbon production in boe/d	198,000	204,000	(3)	204,000
8.5	8.5	8.9	(4)	Crude oil and NGL production in mn bbl	25.4	26.8	(5)	35.6
1.4	1.4	1.4	2	Natural gas production in bcm[1]	4.4	4.4	(2)	6.0
65.30	72.22	65.81	10	Average Urals price in USD/bbl	63.96	62.98	2	61.35
59.29	64.05	58.95	9	Average realized crude price in USD/bbl	57.43	56.95	1	55.51
187.07	199.78	118.99	68	Regulated domestic gas price for producer in USD/1,000 cbm	179.59	115.51	55	122.02
16.66	17.57	14.32	23	OPEX in USD/boe	16.58	13.75	21	13.87

[1] Reported in bcm, as gas prices in Romania are based on cbm

Third quarter 2007 (Q3/07)

- **Higher production volumes from Libya and fields which recently came on stream (New Zealand and Yemen) compensated for shortfalls in the UK**
- **Weaker USD impacted oil revenues and stronger RON led to a further increase in OPEX in USD/boe terms**
- **Exploration portfolio expanded in Australia and New Zealand; exploration successes in Romania; successful testing in the UK**

Thanks to higher sales volumes, **segment sales** increased slightly despite weaker USD FX-rates. The **Brent** crude price was 7% above the level of Q3/06, the Group's average **realized crude price** even increased by 10% to USD 68.04/bbl. The main reasons for higher realizations were the timing of liftings and a 10% increase in the Urals crude price, which is the reference oil price in Romania. The realized/Brent-price differential therefore decreased by

13% from USD 7.8/bbl in Q3/06 to USD 6.7/bbl. The Group's average **realized gas price** in USD was up by 23% compared to Q3/06, reflecting the gas price increase in Romania. **EBIT** increased by 21% compared to Q3/06. The increased production volumes in New Zealand, Libya and Yemen more than compensated for the shortfalls in the UK and the decline in Romania. The positive effects of higher oil and gas prices could compensate for the adverse FX developments. The weakening USD affected oil revenues while the stronger RON inflated RON-denominated costs in both USD and EUR terms. EBIT included among some smaller positions, special charges of around EUR 21 mn for the write-off of the Suilven field in the UK and special income of some EUR 37 mn from the release of provisions for Petrom's fertilizer plant, Doljchim. Excluding special items, **clean EBIT** was 9% above last year's, as Q3/06 clean EBIT excluded special restructuring charges for Petrom and the write-off of the Venezuelan assets.

Production costs excluding royalties in USD/boe (OPEX) increased by 15% compared to Q3/06. In Petrom, OPEX/boe was up 23% mainly due to FX-effects (the RON strengthened by 15% against the USD), lower production volumes and bonus payments. **Exploration expenditure** increased by 73% to EUR 83 mn compared to Q3/06, mainly due to the step up of activities at Petrom. Exploration activities also significantly increased in Australia, New Zealand and Norway. In Q3/07, new acreage was secured in Australia and New Zealand and successful testing was completed in the UK. **Total production** of oil, NGL (natural gas liquids) and gas increased compared to Q3/06. Higher volumes in New Zealand, Libya and Yemen compensated for lower volumes in Romania and shortfalls in the UK. The latter were a result of maintenance work at the FPSO Schiehallion and the shutdown and subsequent repair of the CATS pipeline after being damaged by a ship's anchoring operations. **Oil and NGL production** was down 1% compared to Q3/06, mainly due to technical issues at Schiehallion in the UK and the natural decline in Romania. In Romania, progress was made in arresting the oil production decline. Oil volumes remained at similar levels to Q2/07 as a result of production improvement programs. As part of the well re-completion program aimed at reducing maintenance shutdowns, 611 wells were modernized in Q3/07; the number of re-completed wells at the end of September was therefore 1,214. The number of crews working on this program has remained at the same level as in Q2/07. The Habban oil field in Yemen is undergoing its first phase of development and is gradually increasing production. **Gas production** increased by 6% compared to Q3/06. Production shortfalls in the UK were more than compensated by the new gas volumes from the recently developed gas field Pohokura in New Zealand and slightly increased production at Petrom compared to Q3/06.

Compared to Q2/07, clean EBIT increased by 10%. Significantly higher oil prices were partly offset by higher exploration expenses and negative FX effects, lower gas sales volumes and higher OPEX. Petrom's results were particularly burdened by FX effects. The strengthening of the RON increased RON-denominated costs in EUR and USD terms. In Q3/07, the previously built-up inventory of equity crude in Petrom R&M was reduced, with a positive impact on E&P's EBIT margin. While the Brent price increased by USD 6.0/bbl, the Group's realized crude price was up by USD 5.8/bbl. The Group's total production was slightly lower than in Q2/07, mainly due to lower volumes in the UK as mentioned above. In Romania, production was maintained at a similar level to Q2/07, while New Zealand and Libya reported higher production volumes.

January – September 2007 (9m/07)

Segment sales slightly declined due to significantly weaker USD FX-rates and slightly lower sales volumes. While the Brent price remained at nearly the same level as in 9m/06, the Group's average **realized crude price** was USD 60.84/bbl, an increase of 2%. The Group's average **realized gas price** in EUR was up 12%, mainly reflecting the increased gas price in Romania. **EBIT** was down by 8% compared to 9m/06 mainly due to a significantly lower contribution from Petrom, as a result of lower volumes and a negative FX impact. EBIT included special income of EUR 41 mn mainly relating to the sale of the Tunisian oil field Chergui, and the reversal of an impairment made in 2006 for the Sinelnikov field in Kazakhstan as well as the special items mentioned above. **Clean EBIT** was 11% below last year's level. **Production costs** excluding royalties in USD/boe (OPEX) increased by 16% compared to 9m/06. At Petrom, OPEX was up by 21%, mainly due to FX-effects and the negative impact of lower production volumes on unit costs. **Exploration expenditure** was up 42% on 9m/06 mainly driven by increased activities in Petrom. **Total production** of oil, NGL and gas fell by 1% mainly due to lower production at Petrom as well as asset sales. **Oil and NGL production** was 4% below 9m/06 due to the disposal of assets in Ecuador in Q4/06, the change of contract in Venezuela in Q2/06, and lower volumes in Romania. **Gas production** increased by 3%. At Petrom, gas production was negatively impacted by reduced demand due to the mild winter in Q1/07 as well as technical difficulties and seasonally lower gas volumes due to high pipeline pressure in Q2/07. However, the new gas volumes from the Pohokura field in New Zealand more than compensated for this.

Refining and Marketing (R&M)

Q2/07	Q3/07	Q3/06	Δ%	in EUR mn	9m/07	9m/06	Δ%	2006
3,851	4,413	4,709	(6)	Segment sales	11,764	13,005	(10)	17,253
94	81	72	12	EBIT	203	165	23	121
25	16	36	(56)	thereof petrochemicals west	80	66	22	128
(13)	(18)	(4)	387	Special items	(30)	(14)	117	(98)
107	98	75	30	Clean EBIT	234	179	30	219

Q2/07	Q3/07	Q3/06	Δ%	Key performance indicators	9m/07	9m/06	Δ%	2006
7.06	3.91	4.52	(13)	OMV indicator margin in USD/bbl	5.41	4.72	15	4.47
5.22	6.20	6.26	(1)	Refining input in mn t	17.67	18.42	(4)	25.12
76	90	90	1	Utilization rate refineries in %	86	90	(4)	92
5.23	5.58	5.87	(5)	Refining sales volumes in mn t	16.03	17.06	(6)	22.97
0.49	0.54	0.54	0	thereof petrochemicals in mn t	1.60	1.62	(1)	2.17
4.10	4.80	4.96	(3)	Marketing sales volumes in mn t	12.78	13.76	(7)	18.53
2,528	2,518	2,509	0	Marketing retail stations	2,518	2,509	0	2,540

Thereof Petrom (included above)

Q2/07	Q3/07	Q3/06	Δ%	in EUR mn	9m/07	9m/06	Δ%	2006
(40)	(36)	(45)	(20)	EBIT	(149)	(182)	(18)	(338)
(2)	(14)	–	n.a.	Special items	(16)	(8)	102	(84)
(37)	(22)	(45)	(51)	Clean EBIT	(133)	(174)	(24)	(254)

Q2/07	Q3/07	Q3/06	Δ%	Key performance indicators	9m/07	9m/06	Δ%	2006
6.52	2.00	4.19	(52)	OMV refining margin east in USD/bbl	4.26	4.54	(6)	4.01
1.21	1.62	1.74	(7)	Refining input in mn t	4.50	5.17	(13)	6.86
60	80	86	(7)	Utilization rate refineries in %	75	86	(13)	86
1.08	1.53	1.57	(2)	Refining sales volumes in mn t	3.92	4.59	(15)	6.17
0.08	0.09	0.10	(3)	thereof petrochemicals in mn t	0.26	0.30	(13)	0.39
1.04	1.25	1.46	(15)	Marketing sales volumes in mn t	3.38	4.23	(20)	5.75
791	780	677	15	Marketing retail stations	780	677	15	804

Third quarter 2007 (Q3/07)

- **Substantial decline in refining margins burdened refining result; inventory effects compensated**
- **Solid petrochemicals margins, but result affected by higher costs in connection with shutdowns**
- **Strong Marketing result due to overall good retail margins and restructuring success at Petrom**

The impact of lower sales volumes and prices led to 6% lower **R&M segment sales** compared to Q3/06. However, **clean EBIT** came in significantly above Q3/06, despite lower refining margins, reflecting positive inventory effects and a strong Marketing business. In Q3/07, net special charges for personnel restructuring, mainly at Petrom and retail network optimization amounted to EUR 18 mn, resulting in a reported EBIT of EUR 81 mn, an increase of 12% compared to Q3/06.

The clean EBIT in **Refining** increased significantly compared to Q3/06 mainly due to positive inventory effects, which more than offset the effect of lower refining margins. The OMV indicator refining margin west of USD 4.62/bbl was slightly below the level of Q3/06, mainly because of lower gasoline spreads. Therefore Petrom, with a significant proportion of gasoline in its output mix, was especially impacted. Moreover, a significantly lower Brent-Urals spread encumbered the refining result of Petrom. The OMV indicator margin east dropped significantly, to USD 2.00/bbl, over than 50% below the level of Q3/06.

Overall **capacity utilization** stood at 90%, the same level as in Q3/06. At Schwechat, an 8-day maintenance shutdown of the steam cracker (only relevant for the petrochemical business) was brought forward from Q4/07 – a consequence of the maintenance shutdown in Borealis. Total **refining sales** were 5% below Q3/06. Refining sales

at Petrom were 2% lower. Overall, the increase in the crude price had a positive effect on the refining result: The negative impact from the higher crude price on the value of own energy consumption was more than compensated by first improvements in the percentage rate of own energy consumption in Petrom and the positive effect on the valuation of inventories.

Despite a similar level of petrochemical margins as in Q3/06, the **petrochemicals result west** (excluding Petrom) came in significantly below the level of Q3/06, reflecting the higher cost burden in connection with the above mentioned shutdown in Schwechat as well as the preparations for the maintenance shutdown in Burghausen in Q4/07. Furthermore higher naphtha prices increased the costs of energy consumption. **Petrochemicals sales volumes west** remained at a similar level as in Q3/06.

The **Marketing** result exceeded the level of Q3/06, supported by a strong retail business. Petrom managed to reduce export sales (with very low margins) significantly thanks to increased domestic sales and product optimizations in the refineries. In addition to increased retail margins, the higher contribution from the non-oil business also helped. **Marketing volumes** declined compared to Q3/06, mainly due to lower heating oil sales. Retail volumes, on the other hand, increased by 12% mainly due to the improved efficiency of the retail station network as well as higher demand. Improved retail station management as well as higher demand led to significantly higher retail sales volumes at Petrom sites. The Marketing EBIT at Petrom was positive for the first time, reflecting the successful restructuring process, strong market demand and a favorable margins environment. The number of premium stations stood at 86 at the end of Q3/07. As of September 30, 2007, the total number of **retail stations** of the Group was at a similar level as at the end of Q3/06.

Compared to Q2/07, clean EBIT in Refining dropped significantly. This was due to very unfavorable refining margins mainly driven by declining gasoline spreads. Furthermore, the advantage of lower crude input costs due to the usual time-lag in processing crude and positive inventory effects, both the consequence of the increase in crude prices, were lower in Q3/07 than in Q2/07. Despite similar petrochemicals margins and higher sales volumes compared to Q2/07, the petrochemicals result west was clearly below the excellent level of Q2/07, reflecting the above-mentioned costs in connection with the shutdowns. The Marketing business was much stronger than in Q2/07, supported by seasonal effects (summer driving season), resulting in higher sales volumes.

January – September 2007 (9m/07)

R&M **segment sales** decreased by 10% mainly due to the refinery shutdowns (in Q2/07: repair of the crude unit at Schwechat – 22 days, a compressor on the stream cracker in Burghausen was out of operation for 11 days and Arpechim had a scheduled 6 week shutdown) and weaker demand in heating oil due to the warm weather.

Despite the above-mentioned refinery shutdowns, EBIT was significantly above last year's level, mainly reflecting a stronger environment in petrochemicals and Marketing. **Clean EBIT** came in some 30% above 9m/06 and excluded special charges for personnel restructuring costs in Austria and at Petrom and provisions in connection with the retail station network optimization.

Despite overall higher refining margins the **Refining result** declined, mainly due to the negative effect of the shutdowns, which resulted in lower volumes. Furthermore, the local market price level in Germany was significantly lower than in 9m/06. The Refining business of Petrom in particular was negative, reflecting still high own-energy consumption, the improving but still unfavorable product slate and the overall cost position. Due to the shut-downs in Q2/07, overall **capacity utilization** declined to 86%. Total **refining sales volumes** were 6% down.

The **petrochemicals result west** (excluding Petrom) was strong, mainly reflecting higher margins particularly in Q1/07. **Petrochemicals sales volumes west** were slightly up compared to 9m/06.

The **Marketing** result improved considerably compared with the modest result of 9m/06. Tangible results of the almost completed restructuring at Petrom became more visible. Margins in the retail sector recovered. The non-oil business delivered a significant contribution. Lower volumes in the commercial business more than offset higher retail volumes, resulting in a decline in overall Marketing volumes of 7%.

Q2/07	Q3/07	Q3/06	Δ%	in EUR mn	9m/07	9m/06	Δ%	2006
573	589	234	152	Segment sales	2,051	1,002	105	2,071
42	45	25	82	EBIT	166	86	94	135
–	(5)	0	n.m.	Special items	(5)	0	n.m.	(1)
42	50	25	98	Clean EBIT	171	86	99	135

Q2/07	Q3/07	Q3/06	Δ%	Key performance indicators	9m/07	9m/06	Δ%	2006
2.59	2.24	2.35	(5)	Combined gas sales volumes in bcm	8.79	10.05	(13)	14.11
742,341	709,191	622,803	14	Average storage capacities sold in cbm/h	751,935	626,140	20	672,400
13.11	13.19	11.78	12	Total gas transportation capacity sold in bcm	38.45	34.99	10	46.90

Thereof Petrom (included above)

Q2/07	Q3/07	Q3/06	Δ%	in EUR mn	9m/07	9m/06	Δ%	2006
12	4	7	(46)	EBIT	35	34	1	44
—	(5)	—	n.a.	Special items	(5)	—	n.a.	—
12	8	7	18	Clean EBIT	39	34	15	44
1.24	1.08	0.94	14	Gas sales volumes in bcm	3.84	3.41	13	4.97

Third quarter 2007 (Q3/07)

- **Lower overall sales volumes due to the reorganization of Russian supply contracts in Q4/06**
- **EconGas and Petrom benefited from higher volumes compared to Q3/06**
- **Seasonal development leads to lower results in the marketing and trading business compared to Q2/07**
- **Very strong contribution from the storage and transportation businesses**

EBIT was up 82% compared to Q3/06 due to the full consolidation of EconGas as of Q4/06 and a very strong contribution from the logistics business (transportation and storage).

EBIT in the **marketing and trading** business benefited from a strong contribution of EconGas with around EUR 12 mn. In an environment of active competition and pressure in the European natural gas market, EconGas was able to increase its EBIT compared to Q3/06.

The total sales volumes of marketing and trading declined compared to Q3/06 due to the rearrangement of the Russian import contracts in November 2006, whereby parts of the volumes were transferred to GWH and Centrex, leading to lower volumes for the Group. This negative effect could not be fully offset by the positive development of EconGas' and Petrom's sales volumes, with both increasing their volumes compared to the same period last year. EconGas was able to offset this development through additional business activities, its short- and mid-term wholesale and trading activities as well as by its international business.

In July the fifth online natural gas auction was held in conjunction with the Central European Gas Hub and attracted strong Austrian and international participation with a total of 35 companies from eight countries registered. Delivery at the Baumgarten Hub started on October 1, 2007.

In Romania, import obligations (the requirement to sell a certain percentage of import gas to eligible customers since H2/06) burdened the result of Petrom's gas business. This negative impact on results was more than offset in Q3/07 by higher sales volumes compared to Q3/06. Against the general market trend in Romania, Petrom's strong market position and its increased customer base led to higher sales volumes. Volumes sold to power plants also increased, as the dry summer in Romania meant hydropower plants could not operate at full capacity and have therefore been partially replaced by gas-fired power plants. The import price fell to USD 280/1,000 cbm in Q3/07 (Q3/06: USD 295/1,000 cbm) while the regulated gas price for industrial customers in Romania rose by 25% to USD 359/1,000 cbm. The regulated domestic gas price for producers increased by 68% to USD 200/1,000 cbm (RON 470, i.e. 42%) compared to Q3/06. This increase in gas prices for

Petrom was partly driven by lower import prices as well as by the strengthening of the RON compared to the USD, which makes imports cheaper in local currency.

The **transport business** benefited from higher marketed transportation volumes. **Total gas transportation capacity sold** increased by 12% relative to Q3/06, due to the increased capacity of the TAG Loop II, which came into operation at the end of 2006 and to the optimized marketing of the transport capacity of other pipelines. In addition some short-term contracts were signed on the east-west pipeline system, which led to better utilization and higher results. The positive development of the **storage business** seen since the beginning of the year continued in Q3/07, with injection rates and volumes booked at high levels, whereas the sold withdrawal rate showed the expected seasonal decline during the summer months. Moreover the average storage volume sold was significantly above last year's level since the warm winter period led to higher storage levels by customers.

EBIT increased by 8% **compared to Q2/07** despite a drop in sales volumes of 14% due to the very strong contribution of the logistics business and the increased result of EconGas. The impact of seasonality and therefore lower sales volumes at EconGas was balanced by profitable additional business abroad. In Romania, the reduced import quota and lower import prices mitigated to some extent the burden from import obligations. The lower level of Romanian gas demand was largely compensated by lower import levels. The logistics business benefited from an increase in marketed transportation capacity and continuing good storage utilization. In particular short-term contracts on the east-west pipeline system drove the result in the transportation business. While marketed storage capacity was seasonally lower, sold storage volume was higher compared to Q2/07.

January – September 2007 (9m/07)

The **EBIT** of the Gas segment almost doubled, mainly due to the full consolidation of EconGas and the outstanding performance of the logistics business, and also due to better results at Petrom.

The EBIT of the **marketing and trading business** increased by 134% due to the consolidation of EconGas and improved results at Petrom. Moreover, Petrom's sales volumes increased compared to 9m/06. Total marketing and trading volumes were negatively influenced by the restructuring of the Russian supply contracts, the overall weaker gas environment in Austria and the relatively warm winter this year.

The **logistics business** benefited from higher volumes in transportation and storage. Total gas transportation capacity sold increased due to increased capacity, as the TAG Loop II came into operation at the end of 2006, and due to the optimized marketing of the transport capacity of other pipelines. Furthermore, some short-term contracts starting in Q3/07 enhanced the result. A significant improvement in results was recorded in the storage business, since high capacities were booked for 2007 following the cold winter of 2005/06. Thus the average storage volume sold was significantly above last year's level.

Legal principles and general accounting policies

The interim condensed consolidated financial statements for the nine months ended September 30, 2007, have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements as of December 31, 2006.

The accounting policies adopted in preparation of the interim condensed consolidated financial statements are consistent with those followed in preparation of the Group's annual financial statements for the year ended December 31, 2006. The valuation methods in effect on December 31, 2006, remain unchanged.

Changes in the consolidated Group

As compared with the consolidated financial statements as of December 31, 2006, the consolidated Group changed as follows:

In Exploration and Production (E&P), the oil company "RENATA" LLC, Samara, a further subsidiary of Ring Oil Holding & Trading Ltd., was fully consolidated in Q1/07. The fully consolidated subsidiaries Oztyurk Munai, Aktobe, and Ecologicheskaya Technika LLC, Ukhta, were disposed of in April 2007.

In Refining and Marketing including Petrochemicals (R&M), the remaining 50% interest in Colpack Austria Brennstoffhandel GmbH, Vienna, was acquired as of January 1, 2007; the company then was merged into OMV WärmevertriebsgmbH as of January 1, 2007. The acquisition of another 3.13% interest in Petrol Ofisi A.S., which is consolidated at-equity, increased the Group's holding to 37.13% at the end of September 2007. Starting with Q2/07, the 50% interest in Heating Innovations Austria GmbH, Vienna, has been consolidated at-equity. Petrochemie Holding GmbH, which was fully consolidated, was merged into OMV Refining & Marketing GmbH as of July 28, 2007. The at-equity interest in Agrolinz Melamine International GmbH was incorporated into Borealis AG as of July 8, 2007, which is consolidated at-equity as well and changed its legal form from a private limited company (GmbH) to a public limited company (AG).

In the Gas segment, OMV Erdgas-Beteiligungs-gesellschaft mbH, which was fully consolidated, was merged into OMV Gas GmbH in Q3/07. EconGas Hungaria k.f.t. is fully consolidated as of Q3/07. The at-equity consolidated S.C. Linde Gaz Brazi s.r.l. was disposed of in Q3/07.

Seasonality and cyclicality

Seasonality is of significance especially in Gas and in R&M; for details please refer to section "Business segments".

In addition to the interim financial statements and notes, further information on main items affecting the interim financial statements as of September 30, 2007, is given as part of the description of OMV's business segments.

Income statement (unaudited)

Q2/07	Q3/07	Q3/06	Consolidated statement of income in EUR mn	9m/07	9m/06	2006
4,581.48	5,138.61	4,869.87	Sales revenues	14,314.15	13,814.13	18,970.37
(50.54)	(59.92)	(45.70)	Direct selling expenses	(163.45)	(155.61)	(221.84)
(3,577.60)	(4,091.97)	(3,936.49)	Production costs of sales	(11,378.60)	(10,915.79)	(15,021.26)
953.34	**986.72**	**887.68**	**Gross profit**	**2,772.10**	**2,742.73**	**3,727.27**
33.48	55.88	34.00	Other operating income	156.39	202.01	265.87
(218.69)	(223.95)	(217.84)	Selling expenses	(666.24)	(649.32)	(913.86)
(84.39)	(75.18)	(67.95)	Administrative expenses	(232.31)	(221.08)	(297.09)
(39.84)	(50.99)	(37.66)	Exploration expenses	(108.17)	(85.47)	(170.91)
(0.45)	(0.89)	(1.68)	Research and development expenses	(3.95)	(5.18)	(13.24)
(81.38)	(72.86)	(91.57)	Other operating expenses	(225.04)	(317.12)	(537.02)
562.08	**618.74**	**504.99**	**Earnings before interest and taxes (EBIT)**	**1,692.78**	**1,666.58**	**2,061.02**
78.78	128.88	62.77	Income from associated companies	250.48	125.68	184.65
24.44	4.46	2.64	Income from other investments	37.17	23.81	25.76
(35.50)	(30.98)	(23.55)	Interest expenses	(84.37)	(100.49)	(108.76)
(1.80)	3.64	(2.95)	Other financial income and expenses	2.08	(3.16)	(6.45)
65.92	**106.01**	**38.91**	**Net financial result**	**205.37**	**45.85**	**95.20**
627.99	**724.75**	**543.89**	**Profit from ordinary activities**	**1,898.14**	**1,712.43**	**2,156.23**
(146.95)	(117.11)	(118.60)	Taxes on income	(408.94)	(397.52)	(506.28)
481.05	**607.64**	**425.29**	**Profit from ordinary activities post taxes**	**1,489.20**	**1,314.91**	**1,649.94**
–	–	7.70	Results from discontinued operations net of taxes	–	21.86	8.30
481.05	**607.64**	**432.99**	**Net income for the period**	**1,489.20**	**1,336.77**	**1,658.24**
411.41	**517.44**	**368.86**	**thereof attributable to own shareholders**	**1,260.62**	**1,087.86**	**1,382.60**
69.64	90.20	64.14	thereof attributable to minority interests	228.58	248.91	275.64
1.38	**1.73**	**1.24**	**Basic earnings per share in EUR**	**4.22**	**3.65**	**4.64**
1.37	1.73	1.19	Diluted earnings per share in EUR	4.21	3.48	4.44
–	–	–	**Dividend per share in EUR**	–	–	**1.05**

Q2/07	Q3/07	Q3/06	Δ%	in EUR mn	9m/07	9m/06	Δ%	2006
103.23	**133.34**	**65.40**	**104**	**Net income from investments**	**287.66**	**149.50**	**92**	**210.41**
47.95	80.64	35.90	125	thereof Borealis	168.14	77.95	116	114.45
29.75	46.57	21.38	118	thereof Petrol Ofisi	79.99	21.38	274	46.86
(2.14)	(6.79)	0.70	n.m.	thereof AMI Agrolinz Melamine	(14.08)	(10.29)	37	(16.17)
–	–	0.81	n.a.	thereof EconGas	–	26.26	n.a.	25.26
0.02	4.70	2.26	108	thereof Oberösterreichische Ferngas	8.01	6.22	29	8.82

Notes to the income statement

Third quarter 2007 (Q3/07)

The 6% increase in **consolidated sales** compared to Q3/06 was mainly driven by the consolidation of EconGas. R&M represented 86% of total consolidated sales. Gas accounted for 10% and E&P for approximately 4% (sales in E&P being largely intra-group sales rather than third party sales).

The **Group's EBIT**, at EUR 619 mn, was 23% above the level of Q3/06, driven by high oil prices and the impact of the EconGas consolidation. The EBIT contribution of **Petrom Group** was EUR 200 mn, 9% higher than in Q3/06.

In Q3/07 **special charges** mainly related to personnel costs and unscheduled depreciation for impairments, which were almost fully compensated by releases of provisions for environmental obligations in Romania. **Clean EBIT** increased by 15% to EUR 625 mn; the contribution of **Petrom** to Group's clean EBIT was EUR 180 mn, 4% below last year's level.

The strong **net financial result** was mainly driven by increased income from associated companies: Borealis benefited from a strong operational performance in a high

margin environment and the sale of a site in Norway. Petrol Ofisi's income was driven by seasonally high demand and FX gains due to TRY appreciation vs. the USD. The strong contribution of these two associated companies more than compensated for EconGas now being included in EBIT since its full consolidation as of Q4/06.

Current taxes on income of the Group were EUR 161 mn and income from **deferred taxes** of EUR 44 mn were recognized in Q3/07. The **effective corporate tax rate** was 16% (Q3/06: 22%). This significant decrease was due to the strong contribution of at-equity consolidated companies and due to an adjustment of the deferred taxes resulting from a reduction of the corporate income tax rate from 25% to 15% in Germany effective as of January 1, 2008, but enacted in Q3/07.

Net income was 40% higher than in Q3/06 at EUR 608 mn. EUR 90 mn of this was attributable to minority interests, leading to **net income after minorities** of EUR 517 mn, up 40% on Q3/06. **Clean net income after minorities** (excluding net income from discontinued operations) was EUR 489 mn. EPS for the quarter was EUR 1.73, while clean EPS after minorities was up 22% at EUR 1.64 (Q3/06: EUR 1.24 and EUR 1.35 respectively).

Compared to Q2/07, sales increased, mainly driven by higher crude and product prices. EBIT was up 10%, reflecting crude price development, clean EBIT increased by 7% compared to Q2/07 due to special income in Q3/07 related to a provision release in Romania. The net financial result was well above Q2/07, driven by the strong equity income of Borealis and Petrol Ofisi. The corporate tax rate declined from 23% in Q2/07 to 16% in Q3/07, mainly reflecting the strong contribution of the income from associated companies as well as the adjustments due to the tax change in Germany. Net income after minorities (i.e. net income attributable to own shareholders) was up 26% compared to Q2/07. Clean net income after minorities was up by 13%.

January – September 2007 (9m/07)

Consolidated sales increased by 4% compared to 9m/06, as the consolidation of EconGas compensated for decreased R&M sales. R&M represented 82% of total consolidated sales; Gas accounted for 13% and E&P for approximately 4% (sales at E&P being in large part intra-group sales rather than third party sales).

The **Group's EBIT**, at EUR 1,693 mn, was 2% above the level of 9m/06, positively influenced by the EconGas consolidation. **Petrom's EBIT** contribution was EUR 506 mn, 19% down on 9m/06 due to the USD depreciation and lower production volumes as a result of natural decline in Romania. **Net special income** amounted to EUR 4 mn in 9m/07. Special income from asset disposals (EUR 19 mn for the Tunisian oil field Chergui and additional proceeds from rig sales at Petrom) and income from the reversal of impairments (EUR 13 mn from the oil and gas field in Kazakhstan) as well as the release of an environmental provision in Romania (EUR 36 mn) compensated for special charges mainly due to unscheduled depreciation (EUR 34 mn), knock-down/rebuild provisions (EUR 17 mn) and personnel related charges (EUR 21 mn). **Clean EBIT** amounting to EUR 1,689 mn including the contribution of **Petrom's** clean EBIT of EUR 471 mn was at last year's level.

The strong **net financial result** compared to 9m/06 was mainly driven by increased income from associated companies: Borealis' income benefited from a strong operational performance in a high margin environment and gains relating to the sale of a site in Norway. Associated income included nine months of Petrol Ofisi results (in 2006 only included since Q3). The strong contribution of these two associates more than compensated for EconGas now being included in EBIT following its full consolidation as of Q4/06.

Current taxes on income of the Group were EUR 416 mn and income from **deferred taxes** of EUR 7 mn was recognized in 9m/07. The **effective corporate tax rate** was at 22% (9m/06: 23%). This decline of the effective tax rate was notably due to the strong contribution of at-equity consolidated companies and a reduction in the corporate income tax rate from 25% to 15% in Germany effective as of January 1, 2008, but enacted in Q3/07. This new tax rate led to a decrease in deferred tax liabilities and therefore to a deferred tax income.

Net income was EUR 1,489 mn well above 9m/06. EUR 229 mn of this was attributable to minority interests, leading to **net income after minorities** at EUR 1,261 mn, up by 16% on 9m/06. **Clean net income after minorities** (excluding net income from discontinued operations) was EUR 1,241 mn. EPS for the first 9 months was EUR 4.22, while clean EPS after minorities was up 12% at EUR 4.16 (9m/06: EUR 3.65 and EUR 3.72, respectively).

Balance sheet, capital expenditure and gearing (unaudited)

Consolidated balance sheet in EUR mn	Sept. 30, 2007	Dec. 31, 2006
Assets		
Non-current assets		
Intangible assets	241.78	195.81
Property, plant and equipment	8,704.11	7,732.13
Investments in associated companies	2,058.99	1,786.14
Other financial assets	3,098.57	1,598.46
	14,103.45	**11,312.54**
Receivables and other assets	**491.66**	**407.64**
	14,595.11	11,720.19
Deferred taxes	**56.91**	**60.42**
Current assets		
Inventories	2,385.45	2,028.58
Trade receivables	2,185.98	1,922.10
Other receivables and assets	384.38	384.98
Securities and investments	209.81	99.31
Cash in hand and at bank	925.38	1,564.26
Non current assets held for sale	28.27	24.18
	6,119.27	**6,023.41**
	20,771.29	**17,804.02**
Equity and liabilities		
Equity		
Capital stock	300.00	300.00
Reserves	8,054.02	6,679.05
Stockholders' equity	**8,354.02**	**6,979.05**
Minority interests	2,287.17	2,197.21
	10,641.19	**9,176.26**
Non-current liabilities		
Pensions and similar obligations	945.47	951.72
Bonds	472.90	491.44
Interest-bearing debts	488.01	489.96
Decommissioning and restoration obligations	1,493.82	1,489.24
Provisions	224.13	190.48
Other liabilities	79.25	80.88
	3,703.59	**3,693.71**
Deferred taxes	**275.63**	**287.32**
Current liabilities		
Trade payables	1,916.11	1,601.78
Bonds	0.00	47.79
Interest-bearing debts	2,390.74	1,264.45
Tax provisions	76.37	67.22
Other provisions	589.78	682.03
Other liabilities	1,154.92	982.99
Liabilities associated with assets held for sale	22.97	0.48
	6,150.87	**4,646.73**
	20,771.29	**17,804.02**

Notes to the balance sheet as of September 30, 2007

Capital expenditure increased significantly to EUR 3,031 mn (9m/06: EUR 1,931 mn). **E&P** invested EUR 936 mn (9m/06: EUR 442 mn) mainly in developing fields in Romania, Austria, the UK and New Zealand. CAPEX in the **R&M** segment was EUR 709 mn (9m/06: EUR 1,383 mn), mainly for investments in petrochemical projects in Burghausen and Schwechat as well as quality enhancement projects. R&M investments also included the purchase of a further 3.13% in Petrol Ofisi, bringing OMV's stake in Petrol Ofisi to 37.13% at the end of September 2007. The main focus of investment in the **Gas** segment (EUR 98 mn) was the West-Austria gas pipeline (WAG) expansion project. The bulk of the EUR 1,288 mn invested by **Corporate and Other** (Co&O) was attributable to the increase of OMV's share in the Hungarian oil and gas company, MOL, from 10% to 20.2%. The stake in MOL is reported as "Other investment" within financial assets.

Compared to year-end 2006, **total assets** grew by EUR 2,967 mn or 16.7% to EUR 20,771 mn. This was mainly related to the purchase of an additional 10.2% stake in MOL as well as an increase in property, plant and equipment. Increased inventories and higher trade receivables led to a slight rise in **current assets** despite of a significant decline in cash.

Equity increased by approximately 16%. The Group's **equity ratio** of 51% remained almost at the same level as at year-end 2006.

In Q1/07, OMV completed the **share buyback program,** which was approved and launched in 2006. 1,627,390 shares were bought back at a weighted average share price of EUR 39.86 of which 1,624,130 were used for serving the conversion of convertible bonds.

No shares were bought back in Q2/07 and Q3/07 but on May 14, 2007, the Company's authorized capital was reduced by 2,400 shares through the redemption of treasury shares. The total number of own shares held by the Company amounted to 1,269,066 as of September 30, 2007 (year end 2006: 1,289,606).

In Q1/07, 2,720 **convertibles** were bought back at an average price of EUR 405.61. On February 21, 2007, OMV redeemed all remaining outstanding convertible bonds.

As of September 30, 2007, long- and short-term borrowings and bonds stood at EUR 3,352 mn (year end 2006: EUR 2,294 mn) while cash and cash equivalents (including current securities and investments) decreased to EUR 1,135 mn (year end 2006: EUR 1,664 mn). OMV increased its **net debt** position to EUR 2,217 mn (caused by the acquisition of another 10.2 % in MOL) at the end of September 2007, compared to EUR 630 mn at the end of 2006.

As of September 30, 2007, the **gearing ratio** was 21% (year end 2006: 7%).

Cash flows (unaudited)

Q2/07	Q3/07	Q3/06	Summarized statement of cash flows in EUR mn	9m/07	9m/06	2006
481.05	607.64	432.99	Net income	1,489.20	1,336.77	1,658.24
209.61	255.98	196.46	Depreciation and amortization	671.59	581.40	809.55
(0.40)	(3.73)	(4.11)	Write-ups of non-current assets	(5.24)	(4.80)	(5.63)
34.60	(33.87)	2.53	Deferred taxes	3.04	38.06	19.03
11.36	0.07	4.30	Losses/(gains) on the disposal of non-current assets	8.15	(58.13)	(68.87)
(32.37)	(31.26)	(19.22)	Net change in provisions for pensions and severance payments	(82.08)	(77.16)	3.74
(7.54)	52.28	11.59	Net change in other long-term provisions and abandonment provision	65.70	(13.15)	(40.53)
(70.38)	(145.86)	(5.43)	Other adjustments	(195.91)	(58.58)	(155.91)
625.93	**701.26**	**619.11**	**Sources of funds**	**1,954.46**	**1,744.42**	**2,219.62**
(31.86)	(83.29)	161.92	(Increase)/decrease in inventories	(344.04)	(16.94)	21.34
93.36	(326.05)	7.66	(Increase)/decrease in receivables	(416.48)	(287.92)	72.20
(234.99)	186.36	(95.91)	(Decrease)/Increase in liabilities	417.67	408.75	(173.13)
2.82	(35.52)	(31.18)	(Decrease)/increase in short-term provisions	(42.91)	(116.37)	(112.82)
0.00	0.00	–	Other changes	–	–	–
455.26	**442.76**	**661.61**	**Net cash from operating activities**	**1,568.70**	**1,731.95**	**2,027.21**
			Investments			
(471.06)	(607.41)	(206.46)	Intangible assets and property, plant and equipment	(1,588.56)	(884.47)	(1,376.47)
(1,086.04)	(219.61)	(69.64)	Investments, loans and other financial assets	(1,330.79)	(920.52)	(961.30)
(4.59)	–	0.00	Acquisitions of subsidiaries net of cash acquired	(5.18)	(120.43)	(161.92)
4.32	(10.28)	(6.56)	(Increase)/decrease in short-term financial assets and assets held for sale	26.45	2.79	(48.82)
			Disposals			
9.04	24.91	11.82	Proceeds from sale of non-current assets	92.83	138.08	321.64
15.78	0.15	–	Proceeds from the sale of subsidiaries, net of cash disposed	15.92	–	1.00
(1,532.55)	**(812.25)**	**(270.84)**	**Net cash used in investing activities**	**(2,789.32)**	**(1,784.54)**	**(2,225.87)**
3.40	12.58	201.00	Increase in long-term borrowings	18.43	252.47	275.85
(15.28)	(6.50)	(149.08)	Repayments of long-term borrowings	(221.07)	(177.83)	(141.10)
–	–	(99.29)	Repurchase of convertible bonds	(1.12)	(360.09)	(525.11)
–	–	(29.65)	Repurchase of own shares	(64.86)	(47.97)	(201.79)
1,006.92	334.11	(492.89)	(Decrease)/increase in short-term borrowings	1,324.67	287.32	696.56
(461.55)	(17.60)	(102.18)	Dividends paid	(485.83)	(376.93)	(377.62)
–	0.96	–	Capital introduced incl. sale of own shares	0.96	0.05	0.49
533.49	**323.55**	**(672.08)**	**Net cash from financing activities**	**571.18**	**(422.98)**	**(272.73)**
43.12	(38.22)	13.79	Effect of exchange rate changes on cash and cash equivalents	10.56	42.38	84.39
(500.69)	**(84.16)**	**(267.53)**	**Net decrease in cash and cash equivalents**	**(638.88)**	**(433.20)**	**(387.00)**
1,510.23	1,009.54	1,785.59	Cash and cash equivalents at beginning of period	1,564.26	1,951.26	1,951.26
1,009.54	**925.38**	**1,518.06**	**Cash and cash equivalents at end of period**	**925.38**	**1,518.06**	**1,564.26**

Notes to the cash flows

In 9m/07, **free cash flow** (defined as net cash from operating activities less net cash used in investing activities) showed an outflow of funds of EUR 1,221 mn (9m/06: outflow of EUR 53 mn). EUR 486 mn (9m/06: EUR 377 mn) was paid out as dividends to OMV shareholders and to minority shareholders of subsidiaries. **Free cash flow less dividend payments** therefore represented an outflow of funds of EUR 1,706 mn (9m/06: outflow of EUR 430 mn). The inflow of funds from net income, adjusted for non-cash items such as depreciation, net use of provisions, non-cash income from investments and other positions, was EUR 1,954 mn (9m/06: EUR 1,744 mn), while an additional EUR 386 mn was tied up in **net working capital** (9m/06: EUR 12 mn). **Net cash used in investing activities** (outflow of EUR 2,789 mn, 9m/06: outflow of EUR 1,785 mn) included – apart from increased investments in tangible assets and property, plant and equipment – investments in financial assets, the acquisition of additional shares in MOL being the most significant. **Net cash from financing activities** reflected an inflow of funds amounting to EUR 571 mn (9m/06: outflow of EUR 423 mn), as the inflow from short-term borrowings exceeded the outflows for dividend payments, net repayments of long-term borrowings and the repurchase of own shares.

Changes in stockholders' equity (unaudited)

in EUR 1,000	Share capital	Capital reserves	Revenue reserves	Other reserves	Treasury shares	OMV stock-holders	Minority interests	Stockholders' equity
January 1, 2007	300,003	795,298	5,042,902	854,989	(14,141)	6,979,051	2,197,209	9,176,260
Unrealized gains/(losses)								
of securities:								
Profit/(loss) for the year								
before taxes on income				373,095		373,095	(3,189)	369,906
Income taxes				910		910	511	1,421
Realized gains/(losses) recognized in								
income statement before taxes on income				1,324		1,324	1,273	2,597
Income taxes				(213)		(213)	(204)	(417)
of hedges:								
Profit/(loss) for the year								
before taxes on income				11,727		11,727	7,453	19,180
Income taxes				(5,066)		(5,066)	(1,895)	(6,961)
Realized gains/(losses) recognized in								
income statement before taxes on income				(2,599)		(2,599)	7,857	5,258
Income taxes				1,746		1,746	(1,472)	274
Recycling to acquisition cost				(9,707)		(9,707)	5,648	(4,059)
Income taxes				4,981		4,981	(904)	4,077
Exchange differences from translation								
of foreign operations				62,542		62,542	20,542	83,084
Gains/(losses) recognized directly in equity,								
net of taxes on income				438,740		438,740	35,620	474,360
Net income for year			1,260,619			1,260,619	228,582	1,489,201
Total gains/(losses) for the year			1,260,619	438,740		1,699,359	264,202	1,963,561
Dividend distribution			(311,940)			(311,940)	(173,886)	(485,826)
Repurchase of own shares					(64,861)	(64,861)		(64,861)
Repurchase of convertible bonds		(255)				(255)		(255)
Sale of own shares		711			247	958		958
Converting of convertible bonds		(13,366)			64,727	51,361		51,361
Redemption of convertible bonds		(6)				(6)		(6)
Capital decrease	(3)	3	(99)		99	0		0
Increase/(decrease) in minority interests			358			358	(358)	0
September 30, 2007	300,000	782,385	5,991,840	1,293,729	(13,929)	8,354,025	2,287,167	10,641,192

in EUR 1,000	Share capital	Capital reserves	Revenue reserves	Other reserves	Treasury shares	OMV stock-holders	Minority interests	Stockholders' equity
January 1, 2006	**300,001**	**993,299**	**3,941,566**	**671,196**	**(14,470)**	**5,891,592**	**1,801,928**	**7,693,520**
Unrealized gains/(losses)								
of securities:								
Profit/(loss) for the year								
before taxes on income				(78,012)		(78,012)	1,030	(76,982)
Income taxes				159		159	(164)	(5)
Realized gains/(losses) recognized in								
income statement before taxes on income				(137)		(137)	(58)	(195)
Income taxes				28		28	9	37
of hedges:								
Profit/(loss) for the year								
before taxes on income				(13,536)		(13,536)	(2,004)	(15,540)
Income taxes				2,409		2,409	321	2,730
Realized gains/(losses) recognized in								
income statement before taxes on income				6,778		6,778	6,512	13,290
Income taxes				(1,084)		(1,084)	(1,042)	(2,126)
Recycling to acquisition cost				1,117		1,117	1,073	2,190
Income taxes				(179)		(179)	(172)	(351)
Exchange differences from translation								
of foreign operations				20,361		20,361	71,582	91,943
Gains/(losses) recognized directly in equity,								
net of taxes on income				(62,096)		(62,096)	77,087	14,991
Net income for the year			1,087,857			1,087,857	248,909	1,336,766
Total gains/(losses) for the year			1,087,857	(62,096)		1,025,761	325,996	1,351,757
Dividend distribution			(268,813)			(268,813)	(108,119)	(376,932)
Repurchase of own shares					(49,219)	(49,219)		(49,219)
Repurchase of convertible bonds		(108,258)				(108,258)		(108,258)
Sale of own shares		925			329	1,254		1,254
Capital increase	2	46			4	52		52
Increase/(decrease) in minority interests			(20,577)			(20,577)	20,151	(426)
September 30, 2006	**300,003**	**886,012**	**4,740,033**	**609,100**	**(63,356)**	**6,471,792**	**2,039,956**	**8,511,748**

Dividends

On May 24, 2007, the Annual General Meeting approved the payment of a dividend of EUR 1.05 per share, 17% up on last year, resulting in a total dividend payment of EUR 311.94 mn to OMV shareholders. In 9m/07, dividend payments to minorities amounted to EUR 173.89 mn, of which EUR 150.68 mn related to minority shareholders of Petrom.

Primary segment reporting

Sales [1]

Q2/07	Q3/07	Q3/06	Δ%	in EUR mn	9m/07	9m/06	Δ%	2006
987	1,076	1,062	1	Exploration and Production	2,955	2,985	(1)	3,968
3,851	4,413	4,709	(6)	Refining and Marketing	11,764	13,005	(10)	17,253
573	589	234	152	Gas	2,051	1,002	105	2,071
81	58	60	(3)	Corporate and Other	205	181	13	257
5,492	**6,137**	**6,064**	**1**	**Segment subtotal**	**16,975**	**17,173**	**(1)**	**23,549**
(911)	(998)	(1,194)	(16)	less internal sales	(2,661)	(3,359)	(21)	(4,578)
4,581	**5,139**	**4,870**	**6**	**OMV Group**	**14,314**	**13,814**	**4**	**18,970**

[1] Consolidation book entries were allocated to the respective business segments.

EBIT [1]

Q2/07	Q3/07	Q3/06	Δ%	in EUR mn	9m/07	9m/06	Δ%	2006
442	508	421	21	Exploration and Production	1,371	1,484	(8)	1,908
94	81	72	12	Refining and Marketing	203	165	23	121
42	45	25	82	Gas	166	86	94	135
(16)	(15)	(13)	20	Corporate and Other	(48)	(68)	(30)	(103)
562	**619**	**505**	**23**	**Segment subtotal**	**1,693**	**1,667**	**2**	**2,061**
(22)	**(6)**	**(37)**	**(83)**	**Special items**	**4**	**(29)**	**n.m.**	**(196)**
(7)	(14)	(10)	40	thereof: Personnel & restructuring	(21)	(14)	50.	(143)
(7)	(27)	(25)	8	Unscheduled depreciation	(21)	(57)	(63)	(82)
–	3	–	n.a.	Asset disposal	22	60	(63)	70
(7)	31	(3)	n.m.	Other	24	(18)	n.m.	(40)
584	**625**	**542**	**15**	**OMV Group clean EBIT** [2]	**1,689**	**1,696**	**0**	**2,257**
448	492	453	9	thereof Exploration and Production	1,330	1,490	(11)	1,974
107	98	75	30	Refining and Marketing	234	179	30	219
42	50	25	98	Gas	171	86	99	135
(14)	(15)	(12)	32	Corporate and Other	(46)	(60)	(23)	(71)

[1] Consolidation book entries were allocated to the respective business segments.
[2] Special items are added back or deducted from EBIT; for more details please refer to each specific segment.

Other notes

Significant transactions with related parties

With the associated companies Borealis A/S and Bayernoil Raffineriegesellschaft m.b.H., business transactions in the form of supplies of goods and services take place on a constant and regular basis.

Declaration of the management

The interim condensed consolidated financial statements for the nine months ended September 30, 2007, have been prepared in accordance with IAS 34 Interim Financial Reporting and present fairly, in all material respects, the financial position of the Group as of September 30, 2007, and of its financial performance and its cash flows for the period from January 1, 2007, to September 30, 2007. The Directors' report is consistent with the condensed consolidated financial statements for the nine months ended September 30, 2007.

Vienna, November 15, 2007

The Executive Board

Wolfgang Ruttenstorfer
Chairman

Gerhard Roiss
Deputy Chairman

Werner Auli

David Davies

Helmut Langanger

Economic environment: Oil prices and exchange rates


140
130
120
110
100
90
80
Brent
EUR/USD
EUR/RON
Q4/06
Q1/07
Q2/07
Q3/07

Following a modest increase in the first quarter, **world crude demand** expanded by 1.4% in both Q2/07 and Q3/07. This took it to an average of 85.3 mn bbl/d, a 1% gain compared to 9m/06. Demand was flat in the OECD area, falling by 0.3 mn bbl/d in OECD Europe and rising by the same amount in North America. In the CIS, demand declined by 0.1 mn bbl/d.

At 85.2 mn bbl/d, **world production** was 0.1 mn bbl/d below the previous year, resulting in a small inventory draw. OPEC output (excl. NGL) was 30.3 mn bbl/d. Excluding the 1.6 mn bbl/d from Angola, OPEC production would have shrunk by some 1.1 mn bbl/d due to a cutback of 0.7 mn bbl/d by Saudi Arabia. Among the non-OPEC producers, European supply fell by 5% to below 5 mn bbl/d, while the CIS output rose by 0.6 mn bbl/d, to 12.7 mn bbl/d. During 2007, Brent rose continuously, with only a few brief pauses, to USD 81.10/bbl at the end of September, a 37% increase during 2007. The main reasons were persistent uncertainties in the major producing countries including Iraq, Iran, Nigeria and Venezuela, overruns affecting important international upstream projects and seasonal fears of renewed market and supply disruptions. The average price of Brent was USD 67.22/bbl in 9m/07, only slightly higher than the USD 66.96/bbl recorded in 9m/06. Due to USD weakness, however, the average Rotterdam prices of key petroleum products were between 5 and 9% down year-on-year over 9m/07 (euro basis). The average **Urals** price of Q3/07 was EUR 72.22/bbl, 10% above the Q3/06 level.

In Q3/07, the average **USD** remained weak, averaging 1.374 to the EUR, 8% lower than in Q3/06. The **Romanian Leu (RON)** strengthened by 9% against the EUR compared to Q3/06, the average rate in Q3/07 being 3.236 for EUR 1.

Q2/07	Q3/07	Q3/06	Δ%		9m/07	9m/06	Δ%	2006
68.75	74.75	69.60	7	Average Brent price in USD/bbl	67.22	66.96	0	65.14
65.30	72.22	65.81	10	Average Ural price in USD/bbl	63.96	62.98	2	61.35
1.348	1.374	1.274	8	Average EUR/USD FX rate	1.344	1.245	8	1.256
3.274	3.236	3.542	(9)	Average EUR/RON FX rate	3.297	3.541	(7)	3.526
2.432	2.353	2.779	(15)	Average USD/RON FX rate	2.455	2.855	(14)	2.809
6.64	3.53	5.20	(32)	NWE refining margin in USD/bbl	5.47	4.76	15	4.85
7.22	3.75	5.38	(30)	Med Urals refining margin in USD/bbl	5.73	5.56	3	5.41

Source: Reuters

Stock watch



140
130
120
110
100
90
Q4/06
Q1/07
Q2/07
Q3/07
OMV
FTSE Global Energy
ATX prime
FTSE Eurotop 100

After two strong quarters, the **OMV share** recorded a weaker performance in Q3/07. The share price hit a low in Q3/07 on August 10 of EUR 42.91 and rose to a quarterly high at EUR 51.57 on September 24. Overall, OMV shares on the Vienna Stock Exchange declined by 5% in Q3/07. International financial markets also showed a weaker performance with the FTSE Eurotop 100 falling -1% and the Nikkei by -7%; only the Dow Jones showed a positive development, gaining 4%. Austrian shares underperformed the international markets, with the ATX declining by 7% in Q3/07. The FTSE Global Energy Index (composed of the 30 largest oil and gas companies worldwide) increased by 1%.

ISIN: AT0000743059	Market capitalization (September 30)	EUR 14,049 mn
Wiener Börse: OMV	Last (September 30)	EUR 46.83
Reuters: OMV.VI	Year's high (September 24)	EUR 51.57
Bloomberg: OMV AV	Year's low (January 10)	EUR 39.10
ADR Level I: OMVKY	Shares outstanding (September 30)	298,730,934
	Shares outstanding (weighted) in Q3/07	298,718,081
ISIN: AT0000341623	3.75% OMV Bond (2003-2010)	

Abbreviations

bbl: barrel(s); bcf: billion cubic feet; bcm: billion cubic meters; bn: billion; boe: barrels of oil equivalent; boe/d: boe per day; cbm: cubic meter; cbm/h*km: cubic meter per hour times kilometer; E&P: Exploration and Production; EPS: earnings per share; EUR: Euro; m: meter; mn: million; n.a.: not available; n.m.: not meaningful; NWE: North-West European; R&M: Refining and Marketing including petrochemicals; RON: Romanian Leu; t: tons; USD: US dollar

OMV contacts

Ana-Barbara Kunčič, Investor Relations — Tel. +43 (1) 40 440-21600; E-Mail: investor.relations@omv.com
Thomas Huemer, Press Office — Tel. +43 (1) 40 440-21660; E-Mail: thomas.huemer@omv.com
Internet Homepage: www.omv.com

END

Following an extensive international search, I was pleased to confirm in July the appointment of Elmer Funke Kupper as Tabcorp's new Managing Director and Chief Executive Officer. The Board felt that Elmer had the experience and skills to take Tabcorp into its next phase of growth. During his eighteen months as a senior executive at Tabcorp, Elmer developed strong relationships with our industry partners and stakeholders, and proved himself as an ideal candidate to fulfil the Group's strategies and improve performance.

One of Elmer's first challenges as Managing Director and Chief Executive Officer was dealing with the equine influenza outbreak. This event has been devastating for some people in the racing industry, particularly in New South Wales and Queensland, which were most affected. Elmer and his team have been working closely with our racing industry partners to minimise any adverse impacts and support the industry's recovery. Elmer will discuss the impact that equine influenza has had on Tabcorp, but it is pleasing to note that the strength and diversification of Tabcorp's operations and our geographic spread provides some resilience to weather such events.

Increasing returns to shareholders

Despite the disappointing results of last year, Tabcorp continues to produce attractive long term returns for shareholders. Your Board is committed to building long term shareholder value, which since listing has produced a total shareholder return of 20.1% per annum [to 16 November 2007]. This compares favourably to the ASX 200 Accumulation Index, which grew by only 13.4% over the same period.

The Board is confident that the underlying performance of the Group will improve to earlier levels, and expressed this by declaring increased dividends totalling 94 cents per share fully franked, which was up 5.6% on the prior year. The Board aims to provide steadily increasing dividends to shareholders every year. Last year's record revenues and sustained strong cash flows provides added confidence in the outlook for the Company's shareholders.

Contributing to industry and community

Our industry stakeholders continue to benefit from Tabcorp's continued strong underlying performance. Last year, Tabcorp helped generate record income of $523 million for the New South Wales and Victorian racing industries.

Also, the Tabcorp Group contributed a record $86 million to state community benefit funds in New South Wales, Victoria and Queensland.

Investing for the future

Your Board is focussed on delivering sustainable long term results for all our stakeholders. We will continue to evolve our diverse portfolio of Australian gambling and entertainment assets over the coming years, with the aim of delivering stronger performances from our existing core businesses. To do this, we will prudently invest where returns can be maximised and long term value created. This is particularly relevant at our casinos, where we have embarked on an exciting re-investment program to realise the full potential at these properties.

For example, you may have seen today that parts of Star City are undergoing transformation. It's an exciting time at Star City:

- the high roller Endeavour Room is being upgraded and expanded;
- a new hotel is planned on an adjacent site to increase capacity;
- the main gaming floor and restaurant precinct will be remodelled to take full advantage of harbour views and optimise the available spaces; and
- the new tax and exclusivity arrangements which were recently finalised with the State Government gives us certainty to enable these investments to proceed.

These are part of our grand plans for making our world leading casino assets more attractive and enjoyable for our customers.

Our Victorian wagering, gaming and keno licences are also extremely important for our future. According to the Victorian Government, the competitive process for the award of these licences will commence some time next calendar year. Tabcorp is well prepared for this process, and has demonstrated its long term commitment to the success and leadership of the industry.

We have a strong track record of delivering our products and services in a responsible manner. We aim to minimise the potential harm that may arise from the gambling behaviour of some people, while maximising customer enjoyment. We have a comprehensive responsible gambling program and Code of Practice which is supported by dedicated responsible gambling managers in each operating division. Our commitment and leadership in this area is highlighted by the Dow Jones Sustainability Index recognising Tabcorp as the global leader in the gambling industry and a world leader in responsible gambling, with Tabcorp gaining a score of 100 per cent for the promotion of responsible gambling.

Board composition

Apart from the change in Managing Director and Chief Executive Officer, which I have already discussed, we have had a number of changes to the composition of the Board since the last AGM in Sydney, two years ago. These changes are part of an orderly program of Board renewal.

Ziggy Switkowski's appointment to the Board last year was in anticipation of the departures of Richard Warburton and Lawrence Willett who retired at the last AGM in Melbourne.

Today Phil Satre and I will retire.

Phil has been a great contributor in the boardroom over his seven years with Tabcorp. The Company has benefited from his extensive international experience as former Chairman and President of one of the world's largest casino companies, Harrah's Entertainment, Inc. He also brought continuity to the Tabcorp Board following the merger with Star City.

On behalf of the Board I would like to extend our thanks to him for his dedicated service to our Company and wish him well for the future.

In recognition of Phil's and my retirements, the Board announced that John O'Neill and Jane Hemstritch would be appointed as new Directors, subject to the receipt of all necessary regulatory approvals. John brings a wealth of sporting, entertainment and financial experience gained from working in the areas of international sport, mass entertainment and banking. Jane has extensive senior executive experience in information technology, communications, change management and accounting. She also has experience across the financial services, telecommunications, government, energy and manufacturing sectors.

Conclusion

Before handing over to Elmer, I would like to thank all our employees and industry stakeholders for their continuing hard work and dedication. Tabcorp has the necessary leadership capability and strong businesses for a successful future. It is well positioned to deliver the bigger better game for the benefit of all stakeholders.

Ladies and gentlemen, I would like to introduce our Managing Director and Chief Executive Officer, Mr Elmer Funke Kupper.

MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER'S ADDRESS

Thank you Michael, and good morning fellow shareholders.

Thank you for attending the Company's 13th Annual General Meeting. This is my first meeting as your Managing Director and Chief Executive Officer.

Group results

Tabcorp is the leading gambling entertainment company in Australia, with strong market positions in Casinos, Wagering and Gaming. It has achieved this position through a combination of organic growth and acquisitions.

In 2007, we did not translate our leading position into an acceptable profit performance. On a normalised basis, net profit after tax was down 3.8% to $515 million. In particular our expense performance was unacceptable. We simply cannot allow expenses to grow by 9.1% when revenue growth is only 3.2%.

Despite the profit decline, we again increased our dividends in 2007. We appreciate the importance of our dividend to many of our investors.

Over the last few months we have taken steps to improve our performance. We have brought expenses under control, and will deliver more acceptable expense growth in 2008. At the same time, we have simplified the organisation structure and put much greater focus on each of our businesses and the customers they serve.

Let me now briefly share the progress we have made in each of our divisions.

Divisional performance

Our **Casino division** is our largest division, accounting for 43% of Group earnings. The division was impacted by smoking bans in Queensland and higher expenses, resulting in a fall in earnings.

During the year, we successfully completed the refurbishment of Conrad Jupiters on the Gold Coast, and we are happy with the results we are seeing from this investment.

The Gold Coast refurbishment is part of a larger program to turn our casinos into more attractive entertainment destinations for our customers. Over the coming years we will upgrade our gaming facilities and our hotels in each of our properties.

The largest investment will be made in Star City. Last month, we announced that we have secured an extension of Star City's exclusivity rights for a further 12 years, and that we will be able to expand our gaming activities, subject to the normal regulatory approvals. This will give us new revenue growth opportunities.

In return, the New South Wales Government will receive an upfront payment of $100 million and higher taxes from gaming activities. This outcome is a win-win for the Government, our customers and our shareholders.

Over the next three years we will invest approximately $300 million in Star City. This investment includes a new hotel, a new restaurant precinct and an upgrade of the existing gaming floor. Our investment will make Star City one of the leading tourist and entertainment destinations in Sydney.

Our **Wagering division**, which accounts for 28% of Group earnings, had a difficult year in 2007. Revenues grew 4.4%, with strong performance in sportsbetting and in our Victorian wagering business. Last year's Spring Racing Carnival attracted record turnover.

However, our New South Wales wagering business is under-performing. This is driven by two factors. The first is our distribution performance. The TABs in New South Wales are old and have not seen investment for many years. We therefore announced a $50 million investment program over five years to upgrade the network. This program is now under way.

The second factor is the performance of the New South Wales racing industry, which is in urgent need of reform. The industry is held back by an outdated economic model, and outdated regulations that limit the financial contribution that Tabcorp can make to the Racing Industry.

We have suggested a number of reforms that will provide more revenues to racing, the Government and Tabcorp. These recommendations will make the Tote more attractive to customers and will ensure that we can compete effectively with corporate bookmakers from other states. Many of these bookmakers do not pay a contribution to the Racing Industry, which means they do not pay for the raw product they buy. As a result, millions of dollars of revenues are lost to the industry every single year. It is critical we deal with this to secure the future funding of the racing industry.

In the last few weeks, the New South Wales Government announced a review of the wagering market. Hopefully, this review will lead to our reform recommendations being implemented as soon as possible.

In the mean time, Tabcorp is putting much greater focus on its wagering customers. This focus is long overdue, and I can report that we are making some early progress. Over the last 12 months, we fixed many of our technology issues, launched a number of new products and eliminated credit card fees.

These are examples of Tabcorp making changes for the benefit of punters. Having said that, we have only just started and need to do more to excite our customers.

Tabcorp works in partnership with the Racing Industry. Together, we create the funding that allows the industry to invest and grow its business. The success of this partnership was best demonstrated last year, when we were able to make record distributions to the New South Wales and Victorian racing industries, totalling $225 million and $298 million respectively.

I know many of you will be interested in the latest developments concerning Equine Influenza and its impact on wagering and the Australian racing industry.

Since the outbreak, we have lost approximately $300 million of turnover compared to last year. By the time racing is back to normal – we hope early in 2008 – the loss in turnover will grow to approximately $550 million.

We are working closely with our industry partners and the Government to minimise the impact on revenues. We are very grateful for the support of our domestic and international racing partners, who have worked hard to support their colleagues in the thoroughbred and harness racing industry.

Our third division is our **Gaming division**. The division accounts for 29% of Group earnings and had a flat result in 2007. Revenues grew by 3.4%, and showed good momentum in the second half.

It was pleasing to record another year of market share growth. In June 2007, our share of the Victorian market was 51.3% and our Gaming division consistently leads the market with the best products and customer service.

During 2007, our Gaming business prepared for full indoor smoking bans being introduced in Victoria. Many gaming venues invested substantial sums to improve the customer offer, and with very positive results. So far this year, our Gaming division is recording positive revenue growth.

Victorian licence renewal

In the coming months, we expect that the Victorian Government will make a decision on the future industry structure for Wagering, Gaming and Keno.

In the case of Wagering and Gaming, Tabcorp has recommended that the Government retains the existing structure of an exclusive totalisator licence and two gaming operator licences.

This recommendation is based on the track record of the Victorian industry to deliver great outcomes for customers, industry partners and the Government.

Developments over the last 12 months have confirmed the strengths of the current model.

In Gaming, the industry continued to grow and showed that it was able to mitigate the impact of indoor smoking bans. Moreover, Victoria continues to perform well in the effective management of problem gambling.

As the leading operator, Tabcorp takes its responsible gambling responsibilities very seriously. We measure our performance against the best in the world through the Dow Jones Sustainability Index. We were proud to be named global leader in responsible gambling again in 2007.

In Wagering, Victoria is recognised as the most successful industry in Australia and one of the most successful industries in the world.

Tabcorp and the Victorian Racing Industry are now working together to expand internationally. In 2007, we completed a pooling agreement with New Zealand, which links the New Zealand wagering pool with the Supertab pool, which is located in Victoria. It gives punters a better product and the racing industry more income.

These developments are only possible if an industry is successful and large enough to make the necessary investments. Our joint venture in Victoria is both.

In short, we believe that Victoria has got the industry structure right in both Wagering and Gaming. All the evidence in the market place suggests this is true.

Priorities and trading update

Let me now move to our current priorities and performance.

We have set a number of very clear priorities for management. These priorities are designed to improve the performance of our domestic businesses over the next 18 months.

We have made reasonable progress against our priorities, particularly in expense management. This gives us confidence that we can start making investments in new revenue opportunities without creating material short term performance issues.

2008 will be another tough year for Tabcorp, with the introduction of full indoor smoking bans in New South Wales and Victoria and a further increase in the gaming machine levy in Victoria.

When we presented our full year results in August we said that our 2008 earnings would be in line with 2007, with the first half down on last year and the second half up. This would then carry momentum into 2009.

We gave our earnings guidance before the outbreak of Equine Influenza. Our current estimate is that Equine Influenza will reduce Group earnings before tax by approximately $30 million compared to last year.

The impact of Equine Influenza will be partially offset by the performance of our Gaming business, which is performing much better than expected following the introduction of smoking bans.

The net impact of these two factors on our Group earnings will become clearer as the year progresses, and we will provide a further update when we present our half year results in February 2008.

Our people

I would like to thank our 11,000 staff for their contribution during the 2007 financial year. Many have worked hard to deliver the best possible service to our customers in a tough environment. I look forward to building a better and stronger future with them over the coming years.

Let me finish by thanking you again for joining us. I wish you and your families a safe and enjoyable festive season, and I look forward to seeing you again next year at the AGM or in one of our great venues.

These addresses will be webcast live on Tabcorp's website at www.tabcorp.com.au from 10.00am and will be archived on the website for viewing later today.

END